Exhibit 99.1

Appendix 4C – Q1 FY22 Quarterly Cash Flow Report

Highlights:

●	New details on ATH34 Phase 2 clinical trial released.

●	Data from bioMUSE presented at International Parkinson and Movement Disorder Society Congress.

●	Expanded intellectual property portfolio positions future opportunities.

●	Cash balance as of 30 September 2021 of A$41.3M.

●	Quarterly operating cash outflow of $4.9M as expected and in-line with clinical trial activity.

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 29 October 2021. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative conditions, releases its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30 September 2021 (Q1 FY22).

The Company’s cash position as of 30 September 2021 of $41.3M includes A$17.2M proceeds from the issue of shares via the approved ATM (“At the Market”) facility in July 2021 issued in accordance with ASX Listing Rules 7.1 and 7.1A.

Operating cash outflows were A$4.9M, which was in line with company expectations and largely due to the preparation for the Phase 2 clinical trial for Alterity’s lead drug candidate ATH434 in Multiple System Atrophy (MSA) and the bioMUSE (Biomarkers of Progression in Multiple Systems Atrophy) natural history.

In accordance with ASX Listing Rule 4.7C, payments made to related parties and their associates included in item 6.1 of the Appendix 4C incorporates directors’ fees, consulting fees, remuneration and superannuation at commercial rates.

Operational Activities

During the quarter, the company progressed the Phase 2 development program for ATH434. In September, data from the bioMUSE natural history study was presented at the International Parkinson and Movement Disorder Society Congress reporting that advanced MRI methods employed in the study, referred to as quantitative susceptibility mapping (QSM), demonstrated pathological iron accumulation in multiple areas of the brain in patients with early MSA. The study investigators, led by Dr. Daniel Claassen, Associate Professor of Neurology at Vanderbilt University Medical center, concluded that advanced MRI methods for measuring iron may improve patient selection in clinical trials of disease modifying therapy and has potential to serve as a biomarker for assessing treatment induced changes.

Most recently, and after the reporting period, Alterity announced that bioMUSE has reached its original enrollment goal and will be expanded to a total of 20 patients with MSA. The study has proved to be invaluable in generating data to inform and de-risk the Phase 2 trial design, and it will continue to provide longitudinal biomarker and clinical data to characterize disease progression in a patient population that mirrors those to be enrolled in the Phase 2 study.

Alterity also announced the expansion of the clinical development program for ATH434. The planned Phase 2 clinical trial is a randomized, double-blind, placebo-controlled investigation of ATH434 in patients with early-stage MSA. The study will explore the effect of ATH434 treatment on imaging and protein biomarkers such as aggregating α-synuclein and excess iron, which are important contributors to MSA pathology. Several other biomarkers and clinical endpoints will permit comprehensive assessment of ATH434 efficacy along with characterization of its safety and pharmacokinetics. Based on consultation with the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA) and clinical experts in MSA, Alterity has established that patients will receive treatment for 12 months. The longer treatment duration will provide an improved opportunity to detect changes in biomarkers and clinical endpoints to optimize design of a definitive Phase 3 study.

During the period, significant progress was made on two important new patents that places Alterity in a commanding position with respect to its iron chaperone technology. These novel molecules are designed to redistribute the excess iron implicated in many neurodegenerative diseases. In July, we announced that the United States Patent and Trademark Office (USPTO) granted US patent No. 10/941,143 relating to claims on a group of 150 novel compounds that act as iron chaperones. This was followed, in August, by a second composition of matter patent (No. 17/239,375) which was allowed by the USPTO securing exclusivity for a new group of iron chaperones and covers more than 80 novel compounds.

END

Authorisation & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Contact: Investor Relations

Australia	US
Greig King	Remy Bernarda
E: WE-AUAlterity@we-worldwide.com	E: remy.bernarda@iradvisory.com
Tp: +61 452 041 261	Tp: +1 (415) 203-6386

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various forms of Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited
ABN	Quarter ended (“current quarter”)
37 080 699 065	30 September 2021

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(3,300)	(3,300)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(81)	(81)
	(d) leased assets	-	-
	(e) staff costs	(803)	(803)
	(f) administration and corporate costs	(936)	(936)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	-	-
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	226	226
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(4,894)	(4,894)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	17,176	17,176
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(564)	(564)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	16,612	16,612

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	28,116	28,116
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,894)	(4,894)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	16,612	16,612
4.5	Effect of movement in exchange rates on cash held	1,502	1,502
4.6	Cash and cash equivalents at end of period	41,335	41,335

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	38,335	25,116
5.2	Call deposits	3,000	3,000
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	41,335	28,116

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	201
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
-

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,894)
8.2	Cash and cash equivalents at quarter end (item 4.6)	41,335
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	41,335

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	8.4
Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A
	8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: 29 October 2021

Authorised by:

Phillip Hains – Company Secretary

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.